                                 FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended October 31, 1993


                                    OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from         to



                    Commission file number 1-1822



          MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY
                          DUAL SAVINGS PLAN

                         LACLEDE GAS COMPANY
                          720 OLIVE STREET
                      ST. LOUIS, MISSOURI 63101

Financial Statements and Exhibit


                                                                  Page No.



(a)  Financial Statements

     Table of Contents                                              F-1
     Independent Auditors' Report                                   F-2
     Statements of Net Assets Available for
       Benefits as of October 31, 1993 and 1992                     F-3
     Statements of Changes in Net Assets
       Available for Benefits for the Years
       Ended October 31, 1993 and 1992                              F-4
     Notes to Financial Statements                               F-5 - F-12
     Supplemental Schedule 1 - Schedule of
       Assets Held for Investment Purposes
       at October 31, 1993                                          F-13
     Supplemental Schedule 5 - Schedule of
       Reportable Transactions in Excess of Five
       Percent of the Current Value of Plan Assets
       for the Year Ended October 31, 1993                          F-14

(b)  Exhibit

     Consent of Independent Public Accountants



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN
- -------------------------------------
(Registrant)

/ s / PETER J. PALUMBO, JR.
      -------------------------------------
      Peter J. Palumbo, Jr.
      Vice President - Industrial Relations

Date:

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Financial Statements for the Years Ended October 31, 1993 and 1992, Supplemental Schedules for the Year Ended October 31, 1993 and Independent Auditors' Report

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN


Table of Contents                                                  Page


Independent Auditors' Report                                         1

Financial Statements as of October 31, 1993 and 1992 and for the Years Then Ended:

  Statements of Net Assets Available for Benefits                    2

  Statements of Changes in Nets Assets Available for Benefits        3

  Notes to Financial Statements                                    4 - 11

Supplemental Schedules as of October 31, 1993 and for the Year
Then Ended:

  Schedule 1 - Schedule of Assets Held for Investment Purposes       12

  Schedule 5 - Schedule of Reportable Transactions                   13


As to the other information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, Schedules 2, 3 and 4 are omitted because of the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT


To the Dual Savings Plan Committee of the Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan (the "Plan") as of October 31, 1993 and 1992, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE
    -----------------
    Deloitte & Touche

March 25, 1994


MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Statements of Net Assets Available for Benefits
October 31, 1993 and 1992


                                                          1993       1992
                                                      ----------- -----------
INVESTMENTS - At market value:
Laclede Gas Company Common Stock                      $    94,646 $    39,364
  (cost - 1993, $77,642; 1992, $34,694)
Common stock - Boatmen's Collective
  Employee Benefit Trust Fund E
  (cost - 1993, $50,213; 1992, $33,951)                    76,255      55,487
Fixed income items - Boatmen's Collective
  Employee Benefit Trust Fund F
  (cost - 1993, $121,918; 1992, $104,544)                 174,356     138,409
Short-Term items - Boatmen's Collective
  Employee Benefit Trust Fund S
  (at cost, which approximates market)                    203,283     195,379
Temporary cash investments (at cost, which
  approximates market)                                        184         289
Loans to participants                                       7,264       4,721
                                                      ----------- -----------
  Total Investments                                       555,988     433,649

CASH                                                            0           2

PENDING SALES RECEIVABLE                                    5,005           0
                                                      ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $   560,993 $   433,651
                                                      =========== ===========

See notes to financial statements.



MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended October 31, 1993 and 1992

                                                           1993       1992
                                                       ----------- -----------
CONTRIBUTIONS:
  Employer                                             $    48,519 $    32,736
  Employee                                                 123,186      83,274
Transfers from other funds                                  15,632       1,009
Investment income                                           10,590      11,091
Net appreciation in fair value of investments               51,859      24,212
                                                       ----------- -----------
Total                                                      249,786     152,322
                                                       ----------- -----------

Withdrawals by participants or beneficiaries               101,172     111,025
Transfers:
  To other funds                                            15,632       1,009
  To other plans                                             5,640      17,033
                                                       ----------- -----------
Total                                                      122,444     129,067
                                                       ----------- -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS          127,342      23,255

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF PERIOD                                      433,651     410,396
                                                       ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                        $   560,993 $   433,651
                                                       =========== ===========

See notes to financial statements.


MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Notes to Financial Statements
Years Ended October 31, 1993 and 1992

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - Except that securities investments are accounted for at market value, the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan ("Plan") generally have been prepared on the basis of cash receipts and disbursements; consequently, certain revenues are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when incurred. Such practice is not in accordance with generally accepted accounting principles but is an acceptable method of reporting under the requirements of the Department of Labor.

Plan Assets - Assets of the Plan are maintained in trust with Boatmen's Trust Company, the Plan trustee. Once placed in trust, assets may be withdrawn only for the following purposes: refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan, suffering a financial hardship, or after attaining age 59-1/2; distributions resulting from death, retirement, disability or termination of employment.
All payments made from the trust require approval of the Dual Savings Plan Committee of the Missouri Natural Gas Division of Laclede Gas Company ("Company"). The fees arising from services provided by the trustee are paid by Laclede Gas Company, the Plan sponsor.

Investments - Investments in collective funds are stated at the market value of the underlying securities, which is determined by quoted market prices. Responsibility for setting investment policy and making investment decisions rests with the Plan trustee; however, the Dual Savings Plan Committee may disapprove such decisions.

The net change in fair market value is reflected in the statement of changes in net assets. Security transactions are recorded on the settlement date, which is generally five business days after the trade date.



2.  DESCRIPTION OF THE PLAN

The Plan was established on April 15, 1989 and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Dual Savings Plan Committee which is a three-member committee appointed by the Laclede Gas Company Board of Directors. The Plan is a contributory, defined contribution plan covering employees of the Missouri Natural Gas Division who are members of a collective bargaining unit, have completed one year of service and elect to participate as of any November 1 or May 1.

Prior to April 11, 1993, employees could elect post-tax or pre-tax payroll deductions in amounts of 2%, 3% or 4% of their annual rate of compensation; effective April 11, 1993, employees could contribute 2%, 3%, 4%, 5% or 6% of annual compensation. Employer contributions are made in an amount equal to 50% of such employee contributions. In addition, each employee may elect to make additional deposits of up to 6% of his earnings in any Plan year. These deposits may be post-tax, pre-tax or a combination thereof but are not matched by employer contributions.

Post-tax contributions are invested in Investment Fund accounts with the Plan trustee as follows:

     Equity Fund - Boatmen's Collective Employee Benefit Trust Fund E

     Fixed Income Fund - Boatmen's Collective Employee Benefit Trust Fund F

     Short-term Fund - Boatmen's Collective Employee Benefit Trust Fund S

Post-tax contributions are invested 50% or 100% in one or two of the three funds as designated by the employee. Pre-tax deposits may be invested as described above for post-tax deposits, or 50% in the common stock of Laclede Gas Company and 50% as described above for post-tax deposits, or 100% in the common stock of Laclede Gas Company. Employees have an annual option to change the Fund allocations for their pre-tax deposits.

Withdrawals require thirty days advance notice, and the amount available depends on the type of account, post-tax or pre-tax. Withdrawal of the vested portion of the post-tax match account is permitted if the employee has been on layoff at least six months or has a financial need. Withdrawal from the post-tax match account for other reasons is limited to the portion which is vested and attributable to employer contributions that have been in the Plan between two and four years. If withdrawal from the post-tax account results in forfeiture of the Company match and earnings thereon, the forfeited amount will be restored if repayment is made within five years of the withdrawal.

Withdrawals from the pre-tax match account are limited to employees who are at least age 59-1/2 or have incurred a financial hardship which cannot be relieved by a loan from the Plan. Employees making withdrawals of contributions for the current Plan year may not contribute for the balance of the Plan year.

Employees are able to obtain loans of defined amounts from their pre-tax accounts, subject to approval by the Dual Savings Plan Committee.

In the event of termination of the Plan, each participant's Company contribution account and participant's contribution account shall become fully vested and thereafter not subject to forfeiture and, after payment of necessary expenses, shall be distributed to the participant.

The Plan Administrator has received a determination letter from the Internal Revenue Service that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code.

If any discrepancy between the preceding summary and the Plan document arises, the terms of the Plan document will govern.

3.  FUNDING

Company contributions to the Plan are paid to the trustee on a monthly basis and are computed based on 50% of the employee contribution up to 6% of compensation. Prior to April 11, 1993, the Company contributed 50% of the employee contribution up to 4% of compensation.

Additional information regarding the various funds as of October 31, 1993 and 1992 is presented below:

Laclede Gas Company Stock Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 41.86 units (cost and market value - $42)

     1992 - 30 units (cost and market value - $30)

(b)  Laclede Gas Company Common Stock

     1993 - 1,961.584 shares (cost - $77,642, market value - $94,646)

     1992 - 1,056.754 shares (cost - $34,694, market value - $39,364)


Net Appreciation in Fair Value of Investments:

                                                        1993        1992


     Unrealized Appreciation                         $   13,199  $      297
     Realized Gain/(Loss) on Sale                           683         (30)
                                                     ----------  ----------
     Net Appreciation of Investments                 $   13,882  $      267
                                                     ==========  ==========


Number of Participants:

     1993 - 21
     1992 -  5


Equity Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 24.13 units (cost and market value - $24)

     1992 - 32 units (cost and market value - $32)

(b)  Boatmen's Collective Employee Benefit Trust Fund E

     1993 - 920.521 units (cost - $50,213, market value - $76,255)

     1992 - 781 units (cost - $33,951, market value - $55,487)

Net Appreciation in Fair Value of Investments:

                                                  1993           1992


     Unrealized Appreciation                   $    8,694     $    8,016
     Realized Gain/(Loss) on Sale                     687          1,039
                                               ----------     ----------
     Net Appreciation of Investments           $    9,381     $    9,055
                                               ==========     ==========


Number of Participants:

     1993 - 22
     1992 - 11

Fixed Income Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 118.20 units (cost and market value - $118)

     1992 - 227 units (cost and market value - $227)

(b)  Boatmen's Collective Employee Benefit Trust Fund F

     1993 - 17,236.087 units (cost - $121,918, market value - $174,356)

     1992 - 1,272 units (cost - $104,544, market value - $138,409)

Net Appreciation in Fair Value of Investments:

                                                     1993        1992


     Unrealized Appreciation                      $   28,593  $   14,693
     Realized Gain/(Loss) on Sale                          2         197
                                                  ----------  ----------
     Net Appreciation of Investments              $   28,595  $   14,890
                                                  ==========  ==========


Number of Participants:

     1993 - 36
     1992 - 25

Short-term Fund:

Investments:

Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 203,283.03 units (cost and market value - $203,283)

     1992 - 195,379 units (cost and market value - $195,379)

Net Appreciation in Fair Value of Investments:

     There is no unrealized appreciation, depreciation, realized gains or losses on short-term funds.

Number of Participants:

     1993 - 40
     1992 - 36

4.  ADDITIONAL INFORMATION BY FUND

Net assets available for benefits by fund are as follows:

                                                        October 31
                                                    1993         1992
Laclede Gas Company Stock Fund                  $  94,688    $  39,395
Boatmen's Collective Employee
  Benefit Trust Fund E                             81,284       55,519
Boatmen's Collective Employee
  Benefit Trust Fund F                            174,474      138,636
Boatmen's Collective Employee
  Benefit Trust Fund S                            203,283      195,380
Loans to Participants                               7,264        4,721
                                                ---------    ---------
Net Assets Available for Benefits               $ 560,993    $ 433,651
                                                =========    =========

Changes in net assets available for benefits by fund are as follows:

                 ..............Year Ended October 31, 1993..................

                              Boatmen's   Boatmen's   Boatmen's
                 Laclede Gas  Coll. Emp.  Coll. Emp.  Coll. Emp.
                   Company    Ben. Trust  Ben. Trust  Ben. Trust
                 Stock Fund     Fund E      Fund F     Fund S        Total

Contributions    $  36,910    $  23,182   $  51,363   $  60,250    $ 171,705

Net transfers        8,996       (1,511)     (7,391)     (5,734)      (5,640)

Net income          17,582        9,506      28,733       6,628       62,449

Withdrawals        (10,097)      (6,151)    (37,868)    (47,056)    (101,172)
                 ---------    ---------   ---------   ---------    ---------
Increase in Net
Assets Available
for Benefits     $  53,391    $  25,026   $  34,837   $  14,088    $ 127,342
                 =========    =========   =========   =========    =========

                 ..............Year Ended October 31, 1992..................

                              Boatmen's   Boatmen's   Boatmen's
                 Laclede Gas  Coll. Emp.  Coll. Emp.  Coll. Emp.
                   Company    Ben. Trust  Ben. Trust  Ben. Trust
                 Stock Fund     Fund E      Fund F     Fund S        Total

Contributions    $  10,857    $  10,296   $  34,402   $  60,455    $ 116,010

Net transfers       (2,969)        (353)     (9,164)     (4,547)     (17,033)

Net income           2,449        9,119      15,001       8,734       35,303

Withdrawals           (803)     (13,843)    (37,411)    (58,968)    (116,025)
                 ---------    ---------   ---------   ---------    ---------
Increase in Net
Assets Available
for Benefits     $   9,534    $   5,219   $   2,828   $   5,674    $  23,255
                 =========    =========   =========   =========    =========

5.  INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits are summarized as follows:

                                                        October 31
                                                    1993         1992
Laclede Gas Company Stock Fund                  $  94,646    $  39,364
Boatmen's Collective Employee
  Benefit Trust Fund E                             76,255       55,487
Boatmen's Collective Employee
  Benefit Trust Fund F                            174,356      138,409
Boatmen's Collective Employee
  Benefit Trust Fund S                            203,283      195,379


6.  SIGNIFICANT TRANSACTIONS WITH TRUSTEE

The Plan trustee invests certain of the Plan's assets in Boatmen's Trust Company fixed income, common stock and short-term funds. Such investments are expressly permitted by the trust agreement between the Company and the trustee.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Supplemental Schedule 1
Schedule of Assets Held for Investment Purposes at October 31, 1993


      Description                                  Cost      Current Value

      Laclede Gas Company Stock Fund:
          41.86 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                         $      42     $      42

          1,961.584 Shares of Laclede
           Gas Company Common Stock                77,642        94,646


      Equity Fund:
          24.13 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                                24            24

          920.251 units of Boatmen's
           Collective Employee Benefit
           Trust Fund E                            50,213        76,255

      Fixed Income Fund:
          118.20 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                               118           118

          17,236.087 units of Boatmen's
           Collective Employee Benefit
           Trust Fund F                           121,918       174,356


      Short-Term Fund:
          203,283.03 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                           203,283       203,283


      Loans to Participants
          7.50% - 9.50%                                           7,264

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY DUAL SAVINGS PLAN

Supplemental Schedule 5
Schedule of Reportable Transactions - Year Ended October 31, 1993


SINGLE TRANSACTIONS                                                  AMOUNT
- -------------------                                                  ------

PURCHASES

  Boatmen's Collective Employee Benefit Trust Fund S                 $34,385

SALES

  Boatmen's Collective Employee Benefit Trust Fund S                  47,057

  Boatmen's Collective Employee Benefit Trust Fund S                  37,868

  Boatmen's Collective Employee Benefit Trust Fund F                  37,867



SERIES OF SECURITIES OF SAME ISSUE
- ----------------------------------

                                      .......AGGREGATE.......        REALIZED
                       NO. OF  NO. OF   $ VALUE    $ VALUE           GAIN
DESCRIPTION OF ASSET PURCHASES SALES  OF PURCHASES OF SALES          ON SALE
- -------------------- --------- ------ ------------ ----------        --------


Boatmen's Collective
  Employee Benefit
  Trust Fund E         25        3     $ 25,711    $ 13,386          $ 687

Boatmen's Collective
  Employee Benefit
  Trust Fund F         24        2       52,627      40,589              2

Boatmen's Collective
  Employee Benefit
  Trust Fund S        174       63      201,085     193,286

Laclede Gas Company
  Common Stock         16        1       51,326       9,926            683


Exhibit to Form 11-K

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-30182 of Laclede Gas Company on Form S-8 of our report dated March 25, 1994, appearing in this Annual Report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan for the year ended October 31, 1993.


/s/  DELOITTE AND TOUCHE
     -------------------
     Deloitte and Touche


April 21, 1994